UNI
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08028474

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50386

RECD S.E.C.
FEB 29 2008
503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 South Dixie Highway, Suite 220
(No. and Street)

Boca Raton (City) Florida (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Perkins, President (561) 362-4343
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Securities Group, Inc., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

D. KRADIN
Comm# DD0432210
Expires 5/22/2009
Bonded thru (800)432-4254
Florida Notary Assn., Inc

Paul B. Perkins
(Signature)

President
(Title)

D. Kradin 2/28/08
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

AMERICAN SECURITIES GROUP, INC.

REPORT PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 UNDER THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2007







KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
American Securities Group, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of American Securities Group, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Securities Group, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 27, 2008

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
CASH AND CASH EQUIVALENTS	$	124,588
RECEIVABLE FROM BROKERS (NOTE 3)		263,932
DUE FROM PARENT (NOTE 4)		145,563
PROPERTY AND EQUIPMENT, NET (NOTE 5)		6,270
OTHER ASSETS		29,736
	$	570,089
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	239,302
LEASE COMMITMENT AND CONTINGENCY (NOTES 6 AND 7)		
STOCKHOLDER'S EQUITY		330,787
	$	570,089

See accompanying notes.

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES		
Advisory fees	$	15,255,718
Commissions		2,020,738
Interest and dividends		367,723
Other		9,799
Total revenues		17,653,978
EXPENSES		
Advisory fees and commissions		15,385,223
Depreciation (Note 5)		4,299
Insurance		179,178
Licenses and permits (Note 7)		228,151
Management fees (Note 4)		18,000
Other general and administrative		238,257
Professional fees		79,636
Rent (Notes 4 and 6)		138,408
Salaries and related expenses		1,105,776
Total expenses		17,376,928
INCOME BEFORE INCOME TAXES		277,050
INCOME TAXES (NOTE 4)		105,087
NET INCOME	$	171,963

See accompanying notes.

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock, no par value: 1,500 shares authorized, issued and outstanding	Additional Paid-in Capital	Accumulated Deficit	Total
Balances - December 31, 2006	$ 338,867	$ 615,000	$(795,043)	$ 158,824
Net income	-	-	171,963	171,963
Balances - December 31, 2007	**$ 338,867**	**$ 615,000**	**$(623,080)**	**$ 330,787**

See accompanying notes.

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	171,963
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,299
Operating expenses payable to parent		298,587
Changes in operating assets and liabilities:		
Receivable from brokers	(	21,982)
Other assets	(	9,797)
Accounts payable and accrued liabilities		6,953
Total adjustments		278,060
Net cash provided by operating activities		450,023
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(	846)
Advances to Parent	(	444,150)
Net cash used in investing activities	(	444,996)
NET INCREASE IN CASH AND CASH EQUIVALENTS		5,027
CASH AND CASH EQUIVALENTS - BEGINNING		119,561
CASH AND CASH EQUIVALENTS - ENDING	$	124,588
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	571
Income taxes paid	$	-

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

American Securities Group, Inc. (the Company) was incorporated on May 26, 1999 and effective January 3, 2000 became a wholly-owned subsidiary of Invest Holdings, Inc. (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) (formally known as the National Association of Securities Dealers), the National Futures Association and the Municipal Securities Rulemaking Board. The Company's revenues are principally derived from investment advisor services, and to a lesser degree, the Company acts in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Securities Transactions

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Goodwill

In connection with a business purchase during the year ended December 31, 2000, the Company recorded goodwill of $25,000. As required by Statement of Financial Accounting Standards No. 142, the Company ceased amortizing the goodwill effective January 1, 2002. As of December 31, 2007, the Company has goodwill, net of accumulated amortization, totaling $18,333. This amount is included in other assets in the accompanying statement of financial condition.

Revenue Recognition

Investment advisory fees are recognized as the services are provided and collection is reasonably assured and are specific to each customer, as defined in the individual investment advisory agreements. These fees are based upon the market values of customer accounts.

Income Taxes

The Company is part of a consolidated group for federal income tax purposes. Federal and state income taxes are calculated as if the Company filed on a separate return basis. The Parent is responsible for the payment of income taxes, and the Company's calculated portion of these taxes (expense) is accounted for as a related party transaction.

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax bases of the Company's assets and liabilities and their financial reporting bases. For the year ended December 31, 2007, there are no material differences and no deferred assets or liabilities. For the year ended December 31, 2007, the Company recorded income tax expense and a related income tax payable to the Parent, totaling $103,752.

Employee Benefit Plan

Effective January 1, 2006 the Company adopted a Simple IRA Plan covering substantially all of its employees. Under the plan, the Company matches 100% of each participant's contribution, limited to 3% of compensation. Total expenses associated with this plan amounted to $16,242 in 2007.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2007, the Company's "Net Capital" was $143,651 which exceeded the requirements by $93,651. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.67 to 1 at December 31, 2007.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by three brokerage firms, whose principal offices are in the United States of America. At December 31, 2007, the amount receivable from brokers, as reflected in the accompanying statement of financial condition, is due from these brokers.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. RELATED PARTIES

Management Fees, Rent and Income Taxes

The Company receives management and administrative services from its Parent. In this regard, the Parent incurs operating expenses for the Company in consideration of a management fee. For the year ended December 31, 2007, the Company incurred $18,000 for the use of the Parent's technology, property and equipment and $78,000 for rent. In addition, the Company recorded income tax expense, payable to the Parent, totaling $103,752.

Advances

During the year ended December 31, 2007, the Company made non-interest bearing advances to its Parent. At December 31, 2007, the net amount due from the Parent relating to advances offset by reimbursement of expenses, discussed above, totaled $145,563. The Company expects to distribute the balance due from the Parent to the Parent in connection with the closing of the pending sale of the Company discussed below.

Boca Raton Partners, LLC

During 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities". This interpretation establishes criteria to identify variable interest entities (VIE) and the primary beneficiary of such entities. During the year ended December 31, 2004, the Parent created a wholly-owned subsidiary, Boca Raton Partners, LLC (BRP) whose membership interests were distributed to shareholders of the Parent ratably in identical proportion to each shareholders interest in the Parent as of April 30, 2004. The purpose of this entity is to hold a commercial office building for either rental or sale. The Parent has entered into a lease agreement with BRP to lease the office facility for $10,500 a month. Also, the Company entered into a sublease agreement with the Parent to lease approximately 50% of the office facility for $6,500 a month. Both leases are cancelable with a 60 day notice. Management believes that other vendors could provide similar office space with comparable terms. Management determined that BRP is a VIE, however, the Company is not the primary beneficiary and accordingly, consolidation is not applicable.

Stock Purchase Agreement

On August 27, 2007, the Parent entered into a Stock Purchase Agreement with Phoenix Bay, Inc. (PB) to sell all of the outstanding shares of common stock of the Company for $125,000. The sale of the Company's stock to PB is awaiting approval from FINRA. As of the date of the auditors' report in the accompanying financial statements, FINRA has not approved the transaction

In connection with the Stock Purchase Agreement, PB also purchased all of the outstanding stock of Epluribus, Inc., an entity related to the Parent by virtue of common ownership. Concurrent with the purchase of Elpuribus, Inc., the Company and PB terminated and dissolved Open Finance Network, LLC (OFN). All of the assets of OFN, including the Company's original investment of $1,000, were distributed to PB.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computers and equipment	$	13,860
Less accumulated depreciation	(	7,590)
	$	6,270

Depreciation expense for the year ended December 31, 2007 amounted to $4,299.

NOTE 6. LEASE COMMITMENT

On June 28, 2007, the Company entered into a a non-cancelable operating lease for an office facility in Orlando, Florida, expiring on June 28, 2012.

As of December 31, 2007, the approximate future minimum annual rentals under this non-cancellable lease are as follows:

2008	$	89,000
2009		89,000
2010		89,000
2011		89,000
2012		44,000
	$	400,000

Rent expense for this non-cancellable lease for the year ended December 31, 2007 amounted to approximately $41,000.

NOTE 7. REGULATORY MATTERS

On October 26, 2007, the Company and its President executed a Letter of Acceptance Waiver and Consent (AWC) with FINRA. The AWC settles claims that were initiated by FINRA relating to matters arising from a regulatory inspection during 2005. As a result of the AWC, the Company and its President were censured and fined (joint and several) $40,000 and $15,000, respectively. The Company's $40,000 fine was paid in November 2007 and is included in licenses and permits in the accompanying statement of operations.

FINRA is continuing an investigation involving transactions between the Company's Parent, the Company's President, PB and Investor's Alliance. It is unknown whether this investigation will result in litigation and/or sanctions against the Company or any of its principals.

SUPPLEMENTARY INFORMATION

AMERICAN SECURITIES GROUP, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2007

CREDITS		
Stockholder's Equity	$	330,787
DEBITS		
Due from Parent		145,563
Other Assets		29,736
Petty Cash		86
Property and Equipment		6,270
Excess Fidelity Bond Deductible		4,000
Total debits		185,655
NET CAPITAL BEFORE HAIRCUTS ON MONEY MARKET FUNDS		145,132
HAIRCUTS ON MONEY MARKET FUNDS		1,481
NET CAPITAL		143,651
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $50,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $239,302		50,000
EXCESS NET CAPITAL	$	93,651
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.67 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	239,302
Total aggregate indebtedness	$	239,302

RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007

Net capital as reported in Company's Part IIA (unaudited) Focus report	$	143,650
Decrease in non-allowable assets (primarily arising from related party balances)		40,189
Net audit adjustments (adjustment pertaining to reimbursable expenses)		(40,188)
Net capital per above	$	143,651

See independent auditors' report.

AMERICAN SECURITIES GROUP, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2007

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 AND CFTC REGULATION 1.16

To the Stockholder
American Securities Group, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements of American Securities Group, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION CERTIFIED PUBLIC ACCOUNTANTS

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 under the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the use of management, the SEC, the CFTC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 27, 2008

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

Naples:

5100 tamiami trail north
naples, florida 34103

239 332 5711
239 344 2222 fax

Ft. Myers:

12730 new brittany blvd.
suite 202
ft. myers, florida 33902

239 332 5711
239 344 2222 fax

World Wide Web:

www.kaufmanrossin.com

END